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                                                             EXHIBIT 99.17(d)(2)

SHAREHOLDERS APPROVE BUYOUT OF BET HOLDINGS, INC. BY ROBERT L. JOHNSON AND LIBERTY MEDIA GROUP

FIRST AFRICAN AMERICAN OWNED COMPANY TRADED ON NYSE GOES PRIVATE

WASHINGTON--July 30, 1998-- BET Holdings, Inc. (BET) (NYSE:BTV) announced today that it has received the required shareholder vote to approve the acquisition of the outstanding shares of BET common stock not already owned by Robert L. Johnson, Liberty Media Group (NASDAQ:LBTYA) and Johnson Children's Insurance Trust at a price of $63 per share.

The vote was pursuant to the Agreement and Plan of Merger approved by the Board of Directors of BET Holdings, Inc. on March 15, 1998 upon recommendation of its special independent committee. The acquisition will be completed after all other conditions of the Agreement and Plan of Merger has been satisfied.

Sixty four percent of the new privately held company BET Holdings II, Inc. will be owned by Robert L. Johnson and thirty five percent will be owned by Liberty Media Group.

BET Holdings, Inc. is a multi-media entertainment company which owns and operates Black Entertainment Television, the first national cable network primarily targeted toward African American viewers. The BET network is currently available in 54 million cable households nationwide according to Nielsen media research.

Recognized for the second consecutive year by Forbes magazine as one of "America's Best Small Companies," BET also owns and operates BET On Jazz: The Cable Jazz Channel(tm), BET Action Pay Per View, and BET International(tm) networks; Emerge, BET Weekend and Heart & Soul magazines; and the Arabesque book line. BET has also introduced a new men's clothing line called EXSTO XXIV VII from the BET Design Studio. The company has opened two music themed restaurants including the BET On Jazz restaurant in Washington, DC and the BET SoundStage Restaurant(tm) in Largo, MD.

BET Holdings, Inc. works with several partners to establish strategic partnerships, including: MSBET, an internet-based joint venture with Microsoft Corporation; BET Movies/STARZ!3, a joint venture with Encore Media Group LLC, a BET branded visa card through BET Financial Services, in a joint venture with Chevy Chase Bank of Maryland; and the first BET SoundStage Club(tm) at Downtown Disney's Pleasure Island in Orlando, Florida, in conjunction with Walt Disney World Attractions.